UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

1180 San Carlos Avenue, #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

May 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 18 (“Amendment No. 18”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017, as amended by Amendment No. 1 thereto filed on August 28, 2018, Amendment No. 2 thereto filed on July 18, 2019, Amendment No. 3 thereto filed on September 8, 2022, Amendment No. 4 thereto filed on September 15, 2022, Amendment No. 5 thereto filed on January 9, 2023, Amendment No. 6 thereto filed on March 17, 2023, Amendment No. 7 thereto filed on May 24, 2023, Amendment No. 8 thereto filed on June 9, 2023, Amendment No. 9 thereto filed on June 30, 2023, Amendment No. 10 thereto filed on August 3, 2023, Amendment No. 11 thereto filed on August 10, 2023, Amendment No. 12 thereto filed on September 20, 2023, Amendment No. 13 thereto filed on October 2, 2023, Amendment No. 14 thereto filed on October 5, 2023, Amendment No. 15 thereto filed on October 16, 2023, Amendment No. 16 thereto filed on December 14, 2023 and Amendment No. 17 thereto filed on January 5, 2024 (collectively and as amended, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 18 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (collectively, the “Reporting Persons”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

As previously reported, on August 9, 2023, the Company and certain of its direct and indirect subsidiaries (collectively, the “Company Parties” or the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing Chapter 11 cases for the Company Parties (the “Chapter 11 Cases”).

As discussed in Amendment No. 11 filed on August 10, 2023, the Company, as borrower, and certain of the Company’s subsidiaries (the “Subsidiary Guarantors”), as guarantors, sought an order authorizing the Company, AB Technologies LLC, and Aprinnova, LLC, each in their capacity as borrowers (collectively, the “Borrowers”), to obtain post-petition financing, and for each of the other Debtors and certain other non-Debtor subsidiaries to guarantee unconditionally on a joint and several basis, the Borrowers’ obligations in connection with a senior secured super-priority multiple-draw term loan facility (the “DIP Facility”) in the aggregate principal amount of up to $190 million, subject to and in accordance with the terms and conditions set forth in that certain Senior Secured Super Priority Debtor In Possession Loan Agreement, dated as of August 9, 2023 (the “DIP Credit Agreement”), by and among the Borrowers, the Guarantors, Euagore, LLC (“Euagore” and such other lenders from time to time party thereto, the “DIP Lenders”), an affiliate of Foris Ventures, LLC (“Foris”), and Euagore, as Administrative Agent (the “Administrative Agent”). The DIP Credit Agreement was subsequently amended on six separate occasions as previously reported in Amendment No. 12 thereto filed on September 20, 2023, Amendment No. 13 thereto filed on October 2, 2023, Amendment No. 14 thereto filed on October 5, 2023, Amendment No. 15 thereto filed on October 16, 2023, Amendment No. 16 thereto filed on December 14, 2023 and Amendment No. 17 thereto filed on January 5, 2024, as applicable.

The Debtors filed with the Bankruptcy Court (i) on December 12, 2023, the Second Amended Joint Plan of Reorganization of Amyris, Inc. and Its Affiliated Debtors, as Modified (the “Second Amended Plan”) and the related Disclosure Statement; (ii) on January 9, 2024, a supplement to the Second Amended Plan (the “Initial Plan Supplement”); (iii) on January 22, 2024, a Third Amended Joint Plan of Reorganization of Amyris, Inc. and Its Affiliated Debtors (the “Third Amended Plan”); (iv) on January 22, 2024, a further supplement to the Third Amended Plan (the “Amended Plan Supplement”); (v) on January 23, 2024, a Third Amended Joint Plan of Reorganization of Amyris, Inc. and Its Affiliated Debtors, as Modified (the “Plan”); and (vi) on January 23, 2024, a further supplement to the Plan (the “Second Amended Plan Supplement” and, together with the Initial Plan Supplement, the Amended Plan Supplement, and the Second Amended Plan Supplement, the “Plan Supplement”). A copy of the Plan is attached hereto as Exhibit XX and any description thereof is qualified in its entirety by reference thereto.

On May 7, 2024 (the “Effective Date”), the Plan became effective. On the Effective Date, (i) all outstanding shares of Common Stock (including shares of Common Stock issuable under equity awards, including stock options and restricted stock units, granted under the Company’s equity incentive plans) and all other options, warrants and rights to acquire Common Stock were cancelled and discharged, and (ii) the Company filed a Form 15 with the SEC to terminate the registration of its Common Stock under Section 12(g) of the Securities Exchange Act of 1934.

Pursuant to the Plan, (A) each of the following agreements and instruments were terminated: (i) that certain Amended and Restated Loan and Security Agreement by and among the Company, as borrower, the Subsidiary Guarantors, as guarantors, and Foris, as lender, dated as of October 28, 2019, as amended by that certain Omnibus Amendment Agreement, dated as of June 5, 2023, and as further amended, restated, supplemented or otherwise modified from time to time, (ii) that certain Amended and Restated Loan and Security Agreement by and among the Company, as borrower, the Subsidiary Guarantors, as guarantors, and Foris, as lender, dated as of September 27, 2022, as amended by that certain Omnibus Amendment Agreement, dated as of June 5, 2023, and as further amended, restated, supplemented or otherwise modified from time to time, (iii) that certain Bridge Loan and Security Agreement by and among the Company, as borrower, the Subsidiary Guarantors, as guarantors, and Perrara Ventures, LLC, as lender, dated as of March 10, 2023, as amended by that certain Omnibus Amendment Agreement, dated as of June 5, 2023, and as further amended, restated, supplemented or otherwise modified from time to time, (iv) that certain Loan and Security Agreement by and among the Company, as borrower, the Subsidiary Guarantors, as guarantors, and Anesma Group, LLC, as lender, dated as of June 5, 2023, (v) that certain Loan and Security Agreement by and among the Company, as borrower, the Subsidiary Guarantors, as guarantor, and Anjo Ventures, LLC, as lender, dated June 29, 2023, and (vi) that certain Loan and Security Agreement by and among the Company, as borrower, the Subsidiary Guarantors, as guarantors, and Muirisc, LLC, as lender, dated as of August 2, 2023; and (B) the lenders did not receive nor retain any property under the Plan on account of their claims arising from the agreements and instruments discussed in this paragraph, and all such claims were discharged on the Effective Date of the Plan.

Pursuant to the Plan, on the Effective Date, (x) the DIP Credit Agreement was amended and restated such that the outstanding amount due on the DIP Facility was reduced to $30 million and (y) $20 million of the claims arising from the DIP Credit Agreement were converted into 100% of the new common stock of the reorganized Company. The DIP Lender (or their assignee) did not receive nor retain any other property under the Plan, and the remaining balance of the claims arising from the DIP Credit Agreement was discharged on the Effective Date of the Plan.

In connection with the effectiveness of the Plan, the Borrowers, and certain other subsidiaries of the Company (the “Exit Facility Guarantors”) entered into an Amended and Restated Loan Agreement (the “Exit First Lien Facility”), dated as of the Effective Date (as amended, restated, supplemented or otherwise modified from time to time), by and among the Borrowers, the Exit Facility Guarantors, each lender from time to time party thereto (the “Exit Facility Lenders”) and Euagore, in its capacity as administrative agent. Pursuant to the Exit Lien Facility, among other things, the Exit Facility Lenders agreed to make available to the Borrowers loans in an aggregate principal amount of up to $160 million, excluding the $30 million principal portion of the Company’s outstanding DIP Facility, that is amended and restated, rolled-over into and assumed as part of the Exist First Lien Facility.

All other equity interests owned or held by the Reporting Persons, including (i) that certain warrant issued to Foris on September 13, 2022, (ii) that certain warrant issued to Foris on December 30, 2022, (iii) the options to purchase Common Stock granted to John L. Doerr, (iv) the restricted stock units held by John L. Doerr, and (v) all other Common Stock or equity interests (including any other options, warrants or other rights to acquire Common Stock or other equity interests) owned or held by the Reporting Persons, were canceled, released, and extinguished and are of no further force or effect pursuant to the Plan, and such Reporting Persons did not receive any distribution on account of such equity interests.

As a result of the Plan, as of the Effective Date, each of the Reporting Persons ceased to be the beneficial owner of all shares of Common Stock previously reported in this Schedule 13D. The new common stock of the Company constitutes all of the outstanding equity interests of the Company immediately following effectiveness of the Plan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	0	0.0%	0	0	0	0
VVT	0	0.0%	0	0	0	0
John Doerr	0	0.0%	0	0	0	0
Ann Doerr	0	0.0%	0	0	0	0
Barbara Hager	0	0.0%	0	0	0	0

(c)	Other than as set forth in this Item 5, the Reporting Persons have not effected any transaction in the Common Stock since Amendment No. 17 was filed on January 5, 2024.

(d)	Not applicable.

(e)

On May 7, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock in connection with the cancellation of the existing Common Stock as a result of the Plan becoming effective.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit	Description

XX	Third Amended Joint Plan of Reorganization of Amyris, Inc. and Its Debtor Affiliates, as Modified (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 9, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager